UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number: 001-09246

Barclays PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-253693) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Report comprises the following:

Exhibit No.		Description

1.1	—	Underwriting Agreement–Standard Provisions, dated as of March 3, 2021 (incorporated by reference to Exhibit 1.1 of the registrant’s Report of Foreign Private Issuer on Form 6-K (Film No. 21729168) filed with the Securities and Exchange Commission on March 10, 2021).

1.2	—	Pricing Agreement between Barclays PLC and Barclays Capital Inc., dated November 17, 2021 for the 2.279% Fixed Rate Resetting Senior Callable Notes due 2027, 2.894% Fixed Rate Resetting Senior Callable Notes due 2032 and 3.330% Fixed Rate Resetting Senior Callable Notes due 2042.

4.1	—	Senior Debt Securities Indenture, dated as of January 17, 2018, between Barclays PLC and The Bank of New York Mellon, London Branch, as Trustee (incorporated by reference to Exhibit 4.1 of the registrant’s Report of Foreign Private Issuer on Form 6-K (Film No. 18530382) filed with the Securities and Exchange Commission on January 17, 2018).

4.2	—	Sixth Supplemental Indenture to the Senior Debt Securities Indenture, dated as of May 7, 2020, among Barclays PLC, The Bank of New York Mellon, London Branch, as Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Senior Debt Security Registrar (incorporated by reference to Exhibit 4.2 of the registrant’s Report of Foreign Private Issuer on Form 6-K (Film No. 20855734), filed with the Securities and Exchange Commission on May 7, 2020).

4.3	—	Ninth Supplemental Indenture to the Senior Debt Securities Indenture, dated as of March 1, 2021, among Barclays PLC, The Bank of New York Mellon, London Branch, as Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Senior Debt Security Registrar (incorporated by reference to Exhibit 4.3 of the registrant’s Form F-3 (Film No. 21697198), filed with the Securities and Exchange Commission on March 1, 2021).

4.4	—	Eleventh Supplemental Indenture to the Senior Debt Securities Indenture, dated as of November 24, 2021, among Barclays PLC, The Bank of New York Mellon, London Branch, as Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Senior Debt Security Registrar.

4.5	—	The form of Global Security for the 2.279% Fixed Rate Resetting Senior Callable Notes due 2027 (incorporated by reference to the Exhibit A to Exhibit 4.4 above).

4.6	—	The form of Global Security for the 2.894% Fixed Rate Resetting Senior Callable Notes due 2032 (incorporated by reference to the Exhibit B to Exhibit 4.4 above).

4.7	—	The form of Global Security for the 3.330% Fixed Rate Resetting Senior Callable Notes due 2042 (incorporated by reference to the Exhibit C to Exhibit 4.4 above).

5.1	—	Opinion of Cleary Gottlieb Steen & Hamilton, U.S. counsel to Barclays PLC, as to the validity of the 2.279% Fixed Rate Resetting Senior Callable Notes due 2027, 2.894% Fixed Rate Resetting Senior Callable Notes due 2032 and 3.330% Fixed Rate Resetting Senior Callable Notes due 2042.

5.2	—	Opinion of Clifford Chance LLP, English counsel to Barclays PLC, as to the validity of the 2.279% Fixed Rate Resetting Senior Callable Notes due 2027, 2.894% Fixed Rate Resetting Senior Callable Notes due 2032 and 3.330% Fixed Rate Resetting Senior Callable Notes due 2042.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: November 24, 2021	By:	/s/ Garth Wright
		Name:	Garth Wright

		Title:	Assistant Secretary

[Signature Page to Form 6-K]